

August 4, 2015

Janis Kalnins
Principal Executive Officer
Emerald Data Inc.
Atbrivosanas Aleja 5
Rezekne, Latvia

>   **Re: Emerald Data Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed July 6, 2015**
>   **File No. 333-200629**

Dear Mr. Kalnins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 20, 2015 letter.

Management's Discussion and Analysis or Plan of Operation, page 15

1. Please provide a discussion and analysis of any material changes in financial condition or results of operations from the end of the preceding reporting period ended November 30, 2014 to the end of the most recent reporting period ended February 28, 2015. Refer to Item 303(b) of Regulation S-K. In doing so, please explain how and why your revenue has increased, given that your web-site continues to be under development and you have no store-front from which to make sales.

Financial Statements, page F-1

2. Notwithstanding your response to prior comment 3, please amend your filing to provide consistent audited financial information throughout the prospectus.

Item 16. Exhibits

Exhibit 10.2

3. Please amend to file a copy of the auditor´s consent to the use of their audit report. We believe a new consent is required with an amendment if an extended period of time passes since the last filing.   An extended time is generally any period which is more than 30 days.

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

Cc: W. Scott Lawler, Esq.